# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Berto Acquisition Corp. II, CIK 0002081515
CUSIP: G1051M100
Title of class of securities: ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada (NV), 89144
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002081516

## Reporting persons
- Berto Acquisition Sponsor II LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,779,808; sole dispositive power 0; shared dispositive power 2,779,808; aggregate amount beneficially owned 2,779,808 (7.1% of the class)
  Comment: (1) Berto Acquisition Sponsor II LLC (the "Sponsor") owns 2,779,808 ordinary shares, par value $0.0001 per share ("Ordinary Shares") of Berto Acquisition Corp. II (the "Issuer"). Harry L. You is the sole managing member of the Sponsor and shares voting and investment discretion with respect to the securities held of record by the Sponsor. Harry L. You disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  (2) Excludes 3,500,000 Ordinary Shares issuable upon exercise of 3,500,000 warrants held by the Sponsor, each exercisable at $11.50 per share 30 days after the closing of the initial business combination, that are not exercisable within 60 days of the date hereof.
  
  (3) Based on an aggregate of 39,387,500 Ordinary Shares outstanding, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 14, 2026 (File No. 001-43293).
- You Harry L.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,532,102; shared voting power 2,779,808; sole dispositive power 2,532,102; shared dispositive power 2,779,808; aggregate amount beneficially owned 5,311,910 (13.5% of the class)
  Comment: (1) Includes 2,532,102 Ordinary Shares held by Harry L. You's Roth IRA.
  
  (2) The Sponsor, Berto Acquisition Sponsor II LLC, owns 2,779,808 Ordinary Shares of the Issuer. Harry L. You is the sole managing member of the Sponsor and shares voting and investment discretion with respect to the securities held of record by the Sponsor. Harry L. You disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  (3) Excludes 3,500,000 Ordinary Shares issuable upon exercise of 3,500,000 warrants held by the Sponsor, each exercisable at $11.50 per share 30 days after the closing of the initial business combination, that are not exercisable within 60 days of the date hereof.
  
  (4) Based on an aggregate of 39,387,500 Ordinary Shares outstanding, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 14, 2026 (File No. 001-43293).
- You Robert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,215,590; shared voting power 0; sole dispositive power 2,215,590; shared dispositive power 0; aggregate amount beneficially owned 2,215,590 (5.6% of the class)
  Comment: (1) Includes 2,215,590 Ordinary Shares held by Robert You's Roth IRA.
  
  (2) Based on an aggregate of 39,387,500 Ordinary Shares outstanding, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on August 14, 2026 (File No. 001-43293).

## Item 1. Issuer
Name of issuer: Berto Acquisition Corp. II
Address of issuer's principal executive offices: 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of Berto Acquisition Sponsor II LLC, Harry L. You and Robert You (the "Reporting Persons").

The Reporting Persons have determined to make this Schedule 13G filing jointly for administrative convenience only. This joint filing should not be construed as an admission that the Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Act.
Address of principal business office or, if none, residence:
The principal business address of the Reporting Persons is as follows:

1180 North Town Center Drive, Suite 100,

Las Vegas, Nevada 89144
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to row 9 on each cover page.
Percent of class: See responses to row 11 on each cover page. %
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition:
See responses to row 8 on each cover page.

The 2,779,808 Ordinary Shares reported by Berto Acquisition Sponsor II LLC and Harry L. You are held directly by Berto Acquisition Sponsor II LLC. Harry L. You is the sole managing member of the Sponsor and shares voting and dispositive control over the securities held directly by the Sponsor. Harry L. You disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement.

## Signatures
- Berto Acquisition Sponsor II LLC: /s/ Harry L. You, Harry L. You, Managing Member (08/14/2026)
- You Harry L.: /s/ Harry L. You, Harry L. You (08/14/2026)
- You Robert: /s/ Robert You, Robert You (08/14/2026)